MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo, 153-8662, Japan
URL: http://www.minebea.co.jp
Investor Relations Office, Administration Department
Tel:(81)3-5434-8643 Fax:(81)3-5434-8603
E-mail: minebeair@minebea.co.jp

March 24, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Two documents concerning "Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File No.: 82-4551)" are enclosed.

Please push the acknowledgment stamp to one of copies of enclosing, and return it to us.

Thank you and best regards,

Investor Relations
Minebea Co., Ltd.

dlw 3/28

MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : (81)3-5434-8611 Fax : (81)3-5434-8601
URL: http://www.minebea.co.jp

March 4, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549 USA
Mailstop: Room 3628

Re: Application for Amendment to Rule 12g3-2(b) Exemption for purposes of future electronic publication (File No: 82-4551)

We, Minebea Co., Ltd., File Number 82-4551, hereby submit this letter to notify your office of our intention to electronically publish our documents for the purposes of complying with Rule 12g3-2(b). All such documents will be published on the following URL address:

http://www.minebea.co.jp/english/investors/index.html

Please let us know if you have any questions.

Yours sincerely,

Hiroshi Shimizu
Manager in charge of Investor Relations
Administration Division

END